
July 15, 2022

Keith D. Taylor
Chief Financial Officer
Equinix Inc.
One Lagoon Drive
Redwood City, CA 94065

  Re: Equinix Inc.
   Form 10-K for the year ended December 31, 2021
   Filed February 18, 2022
   File No. 001-40205

Dear Mr. Taylor:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction